Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  IT CONTAINS THE RESOLUTIONS TO BE VOTED ON AT THE COMPANY’S ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY 8 MAY 2003.

When considering what action you should take, you are recommended immediately to consult a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Autonomy Corporation plc (the “Company”) please forward this document together with the enclosed forms of proxy at once to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Autonomy Corporation plc
(Incorporated and registered in England and Wales with no 3175909)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Autonomy Corporation plc will be held at UBS Warburg, One Finsbury Avenue, London EC2M 2PP on Thursday 8 May 2003 at 1.00pm (London time) to consider and, if thought fit, to pass Resolutions 1 to 5 as ordinary resolutions of the Company and Resolution 6 as a special resolution:

Ordinary Business

Resolution 1

To receive and approve the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended 31 December 2002 and to note that the Directors do not recommend the payment of any dividend for the year ended on that date.

Resolution 2

To ratify the report of the Remuneration Committee included in the Directors’ and Auditors’ Reports and the Statement of Accounts for the year ended 31 December 2002.

Resolution 3

To re-elect Richard Perle as a Director of the Company.

Resolution 4

To re-elect Richard Gaunt as a Director of the Company.

Resolution 5

To ratify the Directors’ appointment of Deloitte & Touche as independent auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid, and to authorise the Directors of the Company to determine the remuneration of the auditors for the ensuing year.

Special Business

Resolution 6

That the Company be generally and unconditionally authorised for the purpose of section 164 of the Companies Act 1985 to purchase ordinary shares in the capital of the Company by way of market purchases (within the meaning of section 163(3) of that Act) on such terms and in such manner as the Directors of the Company determine, provided that:

(a)                                  the maximum number of shares which may be purchased pursuant to this authority is 17.3 million (representing approximately 14.99% of the issued share capital of the Company on 28 March 2003, the latest practicable date before printing this document);

(b)                                 the minimum price, exclusive of expenses, which may be paid for each ordinary share is 1/3p;

(c)                                  the maximum price, exclusive of any expenses, which may be paid for any ordinary shares is an amount equal to 105% of the average of the middle-market quotations for the ordinary shares taken from the UK Listing Authority’s Official List for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(d)                                 such authority shall expire at the conclusion of the next annual general meeting of the Company after the passing of this resolution or the date which falls 15 months from the date of passing of this resolution whichever is the earlier, provided that any contract for the purchase of any such shares which is concluded before the expiry of the authority may be executed wholly or partly after the authority expires and that all shares so purchased pursuant to the authority shall be cancelled immediately upon completion of the purchase and the amount of the Company’s issued (but not authorised) share capital shall be reduced by the nominal amount of the shares so purchased.

Recommendation

Your Directors consider that the proposals set before the meeting are in the best interests of the Company and its shareholders in general.  They therefore recommend that you vote in favour of all of the resolutions set out above as they intend to do in respect of their own beneficial holdings.

By order of the Board

Andrew Kanter, Company Secretary

Registered Office
Cambridge Business Park
Cowley Road
Cambridge, CB4 0WZ

11 April 2003

Notes

(a)                                  Only those shareholders registered in the register of members of the Company as at 1.00pm (London time) on 8 May 2003 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time.  Changes to entries on the relevant register of securities after 1.00pm (London time) on 8 May 2003 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

(b)                                 Any shareholder of the Company entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf.  A proxy need not be a shareholder of the Company.

(c)                                  A form of proxy is enclosed.  To be effective, a form of proxy should be lodged with the Company’s registrars, Computershare Services PLC, P.O. Box 82, The Pavilions, Bridgewater Road, Bristol BS99 7NH not later than 1:00pm on 6 May 2003.  Completion of the appropriate form of proxy does not prevent a shareholder from attending and voting in person at the Annual General Meeting.

(d)                                 The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) during usual business hours at the registered office of the Company and at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ and will, on the date of the Annual General Meeting , be available for inspection at the meeting from 12:45pm until the conclusion of the meeting:

(i)                                     the register of interests of each Director and his family in each class of share capital of the Company and its subsidiaries;

(ii)                                  copies of all service agreements and letters of engagement between the Directors of the Company and the Company or any of its subsidiaries; and

(iii)                               the Memorandum and Articles of Association of the Company.

Explanatory notes

Annual Report and Accounts (Resolutions 1 and 2)

The Directors of the Company are required by the Companies Act 1985 to lay the accounts of the Company for the financial year ended 31 December 2002, the report of the Directors and the report of the auditors of the Company on those accounts before the shareholders at this Annual General Meeting.  The Company is also required to specifically lay the report of the Remuneration Committee included in the accounts before the shareholders at this Annual General Meeting.

Re-election of Directors (Resolutions 3 and 4)

The Company’s Articles of Association require at least one third of the Directors to be subject to re-election at each Annual General Meeting.  Resolutions 3 and 4 deal with these re-elections.

Ratification and remuneration of Auditors (Resolution 5)

The Company is required to appoint auditors at each general meeting at which accounts are laid, such auditors to hold office until the next such meeting.  Resolution 5 proposes the ratification of the Directors’ appointment of Deloitte & Touche as auditors of the Company and authorises the Directors to determine the auditors’ remuneration for the ensuing year.

Resolutions 1-5 above are known as ordinary business of the meeting and will be proposed as ordinary resolutions.  At least 50% of the votes cast must support these resolutions.

Authority to purchase Company’s own shares (Resolution 6)

In certain circumstances it may be advantageous for the Company to purchase its own shares and Resolution 6 seeks authority from the shareholders to continue to do so.  The Directors intend to seek renewal of these powers at subsequent Annual General Meetings.  The Directors intend to exercise this power only when, in light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interests of shareholders generally.  Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.  Any shares purchased in this way will be cancelled and the number of shares in issue will be accordingly reduced.

As at 28 March 2003, there are outstanding options to subscribe for 5.3 million ordinary shares, representing approximately 4.55% of the issued ordinary share capital of the Company.  As at 28 March 2003 there are no warrants to subscribe for equity shares outstanding.  If the proposed authority to purchase its own shares is fully exercised by the Company, the deemed outstanding options will represent approximately 5.35% of the issued ordinary share capital of the Company.

Resolution 6 is regarded as special business of the meeting and will be proposed as a special resolution.  At least 75% of the votes cast must support the resolution in order for the resolution to be passed.